

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Zackary Irani
Chairman & Chief Executive Officer
Biomerica, Inc.
17571 Von Karman Avenue
Irvine, California 92614

      Re: Biomerica, Inc.
           Registration Statement on Form S-3
           Filed September 28, 2023
           File No. 333-274729

Dear Zackary Irani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Christopher D. Ivey, Esq.